Photovoltaic Solar Cells, Inc.

April 21, 2010

Lynn Dicker
Reviewing Accountant
United States Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

Telephone Number: (202) 551-3616

RE:        Photovoltaic Solar Cells, Inc.
Form 10-K/A#2 for the fiscal year ended February 28, 2009
Filed March 22, 2010
File No. 0-52735

Dear Ms. Dicker:

We are submitting this letter in response to your comments of April 8, 2010, with regard to the above referenced filings of Photovoltaic Solar Cells, Inc.  (“Company”).  This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Form 10-K for the year ended February 28, 2009

Item 9A.  Controls and Procedures, page 10

Inherent Limitations on Effective Controls

1.
We note the revision made in response to prior comment 2 to conclude that based on management’s evaluation, your disclosure and controls and procedures are “ineffective.”  However, a similar statement made in the last paragraph of this section regarding your disclosure controls and procedures was not revised to provide the same conclusion.  Please amend your Form 10-K/A to disclose your revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were ineffective at that reasonable level of assurance.  Alternatively, in light of the superfluous nature of the statement, we would not object to removing such disclosure.

Response:	As suggested, we have removed the inconsistent statement.

We hereby acknowledge that:

•
should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

Photovoltaic Solar Cells, Inc.

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Harvey Judkowitz

Harvey Judkowitz
Chief Executive Officer